UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 8, 2023

(Date of Report (Date of earliest event reported))

Global Pharma Labs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-4041872
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

433 Estudillo Avenue, Suite 206, San Leandro, CA	94577
(Address of principal executive offices)	(ZIP Code)

(925) 876-8832

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1.                Fundamental Changes

Merger Agreement

The following material disclosure was previously submitted by our parent company GPL Holdings, Inc. on August 14, 2023.

On August 7, 2023, GPL Holdings, Inc., a Nevada corporation (“GPLL”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Pharma Labs, Inc., a Delaware corporation (the “Company” or “Labs”), and GPL Merger Sub, Inc., (“Merger Sub”) a Delaware corporation and a wholly owned subsidiary of GPLL. Upon the terms and subject to the satisfaction of the conditions described in the Merger, Merger Sub was merged with and into Labs, with Labs surviving the merger as a wholly owned subsidiary of GPLL. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

The effective time of the Merger was August 14, 2023, (“Effective Time”). The Merger Agreement was effected pursuant to Section 253 of the DGCL when Merger Sub filed a Certificate of Merger with the Secretary of State of the State of Delaware. Prior to the Effective Time and pursuant to Section 228 of the DGCL, and the bylaws of the Company, the Company received written consent by stockholders of the Company holding sufficient Company common stock to constitute the requisite stockholder approval.

As a result of the Merger, each share of Labs capital stock outstanding immediately prior to the effective time of the merger was automatically converted into the right to receive an equivalent amount of common stock of GPLL upon surrender of the certificate or uncertificated Shares to Mountain Share Transfer, LLC, the Company’s transfer agent. The executed Merger Agreement is on file at 433 Estudillo Avenue, Suite 206, San Leandro, CA 94577. A copy of the Merger Agreement will be furnished by GPLL on request, without cost to any stockholder of the constituent corporations. Notice of Merger and appraisal rights including shareholder consent agreement and Merger Agreement. were mailed to stockholders of Labs on August 15, 2023. The nature of the Company’s business and plan of operations will remain the same. GPLL is quoted in the OTC MarketPlace under the ticker symbol GPLL.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Pharma Labs, Inc.

By:	/s/ Sylvester L. Crawford
Name:	Sylvester L. Crawford
Title:	President and CEO

Date:	September 8, 2023